Notice of Exempt Solicitation

Name of Registrant: Eli Lilly and Company

Name of Person Relying on Exemption: SEIU Benefit Plans Master Trust
Address of Person Relying on Exemption: 1800 Massachusetts Avenue, NW, Washington, DC 20036

April 12, 2022

Dear Fellow Eli Lilly Shareholder,

Though companies have a legitimate business interest in influencing laws and regulations, such activities carry numerous risks. Shareholders should receive full information about policy influence activities to enable them to assess the risks as well as the adequacy of a company’s oversight of them, and to evaluate whether those activities are in the best interests of long-term shareholders.

Eli Lilly and Company (“Lilly” or the “Company”) shareholders can call for greater disclosure of Lilly’s direct and indirect lobbying expenditures at the Company’s annual shareholder meeting on May 2, 2022. Item #8 on Lilly’s proxy card, “Proposal to Publish an Annual Report Disclosing Lobbying Activities” (the “Proposal”), asks Lilly to disclose policies and procedures governing lobbying, payments used for direct or indirect lobbying as well as grassroots lobbying communications, membership in and payments to tax-exempt organizations that write and endorse model legislation, and the board and management’s decision-making process for making those payments.

Lilly claims that it “already provides shareholders with extensive disclosures regarding the company’s direct and indirect lobbying activities and expenditures, and information necessary to assess the consistency of the company’s lobbying activities with its expressed goals through existing disclosures.”1 But Lilly falls short on disclosure of state, foreign and some indirect lobbying, information the Proposal requests in order to provide a complete picture of Lilly’s policy influence activities.

First, Lilly’s disclosure of its state lobbying on its Political Participation Website2 suffers from several major deficiencies. Not all states require disclosure of lobbying payments, and Lilly does not provide any disclosure regarding activities in such states. Lilly’s state lobbying potentially appears in more than fifty different places, since Lilly merely links to websites containing state lobbying filings (and some states maintain separate sites for legislative and executive branch lobbying). Each website requires users to search for the company of interest, and there is no way to know up front whether Lilly has even lobbied in a particular state. Each of these state sites must be rechecked periodically to update information. This unwieldy assemblage of links cannot reasonably be characterized as implementing the Proposal’s request for a report disclosing expenditures for state lobbying.

_____________________________

1 Definitive Proxy Statement, at 73.

2 https://www.lilly.com/policies-reports/public-policy-political-participation

2

Lilly does not even provide a link to lobbying disclosures for Puerto Rico, where one of Lilly’s “[m]ajor production sites”3 is located. As of 2018, a Lilly subsidiary made Humalog, its second best-selling medicine,4 in Puerto Rico.5 Lilly is listed as a lobbying client on the Puerto Rico executive branch and Senate registries.6

Second, Lilly’s disclosures include no information on lobbying done outside the United States, which can create risks relating to the Foreign Corrupt Practices Act (“FCPA”).7 In 2012, Lilly settled SEC charges that it violated the FCPA by making improper payments to government officials in Russia, China, Brazil and Poland.8

Finally, bringing down U.S. drug prices, which are the highest in the world, is a goal supported by large majorities of both Democrats and Republicans.9 For that reason, pharmaceutical companies may seek less visible avenues of influence over public policy related to pricing. In addition to lobbying through trade associations, Lilly appears to engage in indirect lobbying through its relationships with groups that present themselves as patient advocacy organizations. These relationships are not disclosed on the Political Participation Website.

Lilly is in the highest corporate donation bracket for JDRF,10 which funds Type 1 diabetes research and “advocate[s] for policies that accelerate access to new therapies.”11 People with Type 1 diabetes depend on insulin,12 and Lilly’s insulin products account for 16% of its revenues.13 JDRF’s “Insulin Access and Innovation” principles14 urge that “any solution that ensures people with T1D have access to the insulin they need does not impede the innovation and development of newer and better insulins.” Two of JDRF’s three 2021 advocacy priorities focus on innovation, including “[e]nsur[ing] United States regulatory policies provide clear and reasonable pathways for scientific research and therapy approvals.”15 Lilly’s 10-K describes aspects of the FDA’s drug approval process that could affect the Company’s financial results, including the process for approving biosimilar versions of insulin products.16

_____________________________

3 Filing on Form 10-K, filed on Mar. 18, 2022, at 31.

4 Filing on Form 10-K, filed on Mar. 18, 2022, at 44.

5 https://www.federalregister.gov/documents/2018/05/18/2018-10646/foreign-trade-zone-ftz-7-mayaguez-puerto-rico-notification-of-proposed-production-activity-lilly-del

6 https://registrodecabilderos.pr.gov/Lobbyist/Details; https://senado.pr.gov/document_vault/lobbylist_registry/207/Reichard%20&%20Escalera,%20LLC.pdf

7 See, e.g., Peter Fritsch and Timothy Mapes, “Seedy Indonesian Saga: Monsanto Pays to Settle Allegations of Bribery, The Asian Wall Street Journal, Apr. 5, 2005

8 https://www.sec.gov/news/press-release/2012-2012-273htm

9 https://khn.org/news/article/public-opinion-prescription-drug-prices-democratic-plan/

10 https://patientsforaffordabledrugs.org/wp-content/uploads/2021/06/06-28-21_P4AD_HiddenHandReport_V24.pdf, at 9

11 https://www.jdrf.org/

12 https://www.cdc.gov/diabetes/basics/what-is-type-1-diabetes.html

13 See https://www.sec.gov/ix?doc=/Archives/edgar/data/0000059478/000005947822000068/lly-20211231.htm, at 44 (adding Humalog, Humulin and Basaglar revenues, hen dividing by 2021 total).

14 https://www.jdrf.org/impact/advocacy/insulin-access/

15 https://www.jdrf.org/impact/advocacy/agenda/

16 https://www.sec.gov/ix?doc=/Archives/edgar/data/0000059478/000005947822000068/lly-20211231.htm, at 8, 13, 26

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Lilly’s proxy statement.

3

Lilly also supports the Alliance for Patient Access (“APA”), a 501(c)(4) or “social welfare” group that Lilly has joined as an associate member.17 All but two of APA’s 32 associate members are pharmaceutical or biotechnology companies.18 Although APA describes its mission as defending the primacy of the “physician-patient relationship”19 in treatment decision making, some of its activities involve pushing back against regulation.

For example, APA has highlighted the “dangers” of “bad drug” advertising-advertising that allegedly overemphasizes potential side effects-targeting newer and pricier classes of diabetes drugs. Lilly’s drug Trulicity falls into one of those classes. APA encouraged physicians to “support efforts to enhance regulations on ‘bad drug’ advertising by writing to their state legislators and members of Congress.”20 Such efforts could help Lilly, which recently received a letter from the FDA’s Office of Prescription Drug Promotion (“OPDP”) instructing Lilly to discontinue using a social media post that downplayed side effects and failed to note limitations on Trulicity’s use; the letter noted that the OPDP had communicated with Lilly four times about its promotion of the drug starting in 2014.21

APA’s lobbying and use of “patient access” language have spurred negative publicity. A 2019 article spotlighted APA’s ties to drug makers and its sponsorship of an advertisement opposing a proposal to lower drug prices.22 A Washington Post article on the advertisement called APA an example of an organization engaged in “astroturfing,” which is “activity that is intended to create a false impression of a widespread, spontaneously arising, grassroots movement in support of or in opposition to something (such as a political policy) but that is in reality initiated and controlled by a concealed group or organization (such as a corporation).”23 Botched astroturfing campaigns have embarrassed companies and even, in one recent example, led to fines for vendors executing the campaign.24

Corporate reputation can translate into financial consequences. Estimates peg the value of corporate reputation at over one-third of market capitalization25 and one researcher concluded that reputation drives between three and 7.5% of annual revenues.26 According to the Reputation Institute, a one-point increase in overall reputation score is correlated with a 2.6% increase in share value.27

_____________________________

17 https://admin.allianceforpatientaccess.org/wp-content/uploads/2022/01/AfPADonorsJanuary2022.pdf; https://allianceforpatientaccess.org/about

18 https://admin.allianceforpatientaccess.org/wp-content/uploads/2022/01/AfPADonorsJanuary2022.pdf

19 See https://allianceforpatientaccess.org/about#membership

20 https://static1.squarespace.com/static/5adfaa0755b02c9316fa91b4/t/60522ec3414ef14cd0a59498/1615998660110/PPPH_Dr.+Lavernia+Q%26A_March+2021.pdf; see also https://static1.squarespace.com/static/5adfaa0755b02c9316fa91b4/t/609170b327854b67eb83cbbf/1620144308758/PPPH_ChloeOnePager_May2021.pdf

21 https://www.fda.gov/media/155627/download

22 https://www.nbcwashington.com/news/national-international/alliance-for-patient-access-pharmaceutical-industry-lobby-drug-prices/87268/

23 https://www.merriam-webster.com/dictionary/astroturfing

24 See https://ag.ny.gov/sites/default/files/oag-fakecommentsreport.pdf,

25 “The 2018 U.K. Reputation Dividend Report,” at 1 (http://reputationdividend.com/files/6215/1939/6597/UK_2018_report_Final.pdf); https://mumbrella.com.au/new-research-finds-strong-corporate-reputation-helps-companies-weather-financial-storms-587354

26 See https://instituteforpr.org/reputation/

27 https://www.reputationinstitute.com/

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Lilly’s proxy statement.

4

For the reasons discussed above, we urge you to vote FOR Item #8 on Lilly’s proxy card. If you have any questions, please contact Renaye Manley via email at renaye.manley@seiu.org.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Lilly’s proxy statement.